October 11, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	SafeNet, Inc. Item 4.02 Form 8-K Filed September 18, 2006 File No. 000-20634
Dear Ladies and Gentlemen:
          On behalf of SafeNet, Inc. (the “Company”), below are responses to comments set forth in the letter of the staff of the Commission (the “Staff”) to Anthony A. Caputo, dated September 20, 2006 (the “Letter”). For your convenience, we have included herein the comments of the Staff in italic type and the responses thereto in ordinary type. In setting forth those responses, we have used the headings and paragraph numbers in the Letter.
1.	We note that you intend to file restated financial statements. Please tell us how, and when, you will file them.
We intend to file our restated financial statements on a Form 10-K/A for 2005 and a Form 10-Q/A for the first quarter of 2006. We believe that factors arising from internal and external review of these filings may delay these filings as late as December 31, 2006.
2.	Your disclosures provide little quantitative insight into the significance of your misstatements. Please amend your filing to disclose, at least, an estimated range of the value of the errors you have discovered to date that resulted in your determination that your financial statements filed for the periods from 2000 through your most recently filed 10-Q for the quarter ended March 31, 2006 should no longer be relied upon.

We have filed Form 8-K/A to include an upper limit on the value of the errors discovered to date. Primarily, this amended Form differs from the Form filed September 18, 2006 to include the following paragraph: “The Company estimates the aggregate non-cash charges to be included in such restatements will be no more than $20 million for the periods from 2000 through 2005 before giving effect to forfeitures and cancellations, which would tend to reduce the cumulative amount of the charges. The Company has not yet estimated the effect of these additional compensation charges on the Company’s accounting for option expense in the first quarter of 2006 under 123R.”
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Anthony Caputo
Anthony Caputo
Chairman and CEO